UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 March 2015
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N E W S     R E L E A S E

16 March 2015

CRH notes the announcement this morning by Holcim, stating that its board has concluded that the Combination Agreement between Holcim and Lafarge can no longer be pursued in its current form, and that Holcim has proposed to enter into negotiations in good faith with Lafarge around the exchange ratio and governance issues. CRH also notes Lafarge's announcement confirming its commitment to the Combination and its willingness to explore the possibility of a revision of the exchange ratio but that it will not accept any other modification of the terms of the existing agreements.

As set out in the Circular to shareholders dated 20 February 2015, CRH will hold an Extraordinary General Meeting at 9.30am on 19 March 2015 to approve the acquisition by CRH of the Lafarge Holcim disposal assets.

A further announcement will be made as and when appropriate.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp	Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000 FAX +353 1 404 1007
E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

By:___/s/Maeve Carton___
M. Carton
Finance Director